

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 4, 2008

Ms. Cheryl J. Mihitsch
Chief Financial Officer
John D. Oil and Gas Company
8500 Station Street Suite 100
Mentor, OH 44060

> **Re: John D. Oil and Gas Company**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 15, 2008**
> **Response Letter dated May 7, 2008**
> **File No. 000-30502**

Dear Ms. Mihitsch:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Item 8A (T) Controls and Procedures, page 27

1. We have read the disclosure you proposed in response to prior comment 1, also included in your subsequent interim report, stating that your officers concluded that your disclosure controls and procedures "…are effective in timely alerting them to material information relating to the Company required to be included in the Company's periodic SEC filings." This representation implies a limitation on the scope of your conclusion and does not address the assessment made as of the end of the fiscal year.

   If you are going to include a representation about *how* the disclosure controls and procedures are effective, rather than conclude only on whether they were effective or not effective, then you should use the appropriate language, as expressed in Rule 13a-15(e) of Regulation 13A, i.e. "…controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms."

In conjunction with your reply, please advise us of the disclosure that would be pertinent to your annual report, as of December 31, 2007, and necessary to comply with the requirements of Items 307 and 308 of Regulation S-B.

Financial Statements

Note 15 – Supplemental Disclosures About Oil and Natural Gas Producing Activities, page 54

2.      We have read your response to prior comment 3, including details about changes in your reserves, specifying the amounts attributable to revisions of prior estimates apart from those associated with extensions and discoveries. Please submit the disclosures that you would need to provide to comply with paragraph 11 of SFAS 69, which requires you to disclose the reasons for significant changes attributable to each category of change.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551- 3476 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief